UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Common Stock, Par Value $0.004 Per Share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
CPV Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
24,070,640 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
16,011,838 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,070,640 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 518613203	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
24,070,640 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
16,011,838 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,070,640 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note:

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the initial statement on Schedule 13D filed by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen (the “Initial Reporting Persons”) on February 16, 2017, as amended by Amendment No. 1 filed by the Initial Reporting Persons on January 5, 2018, Amendment No. 2 filed by the Initial Reporting Persons and Cohen Private Ventures, LLC (“Cohen Private Ventures”) on April 25, 2018, Amendment No. 3 filed by Steven A. Cohen and Cohen Private Ventures on November 21, 2018, Amendment No. 4 filed by CPV Partners, LLC (“CPV Partners”), Steven A. Cohen and Cohen Private Ventures on January 4, 2019, Amendment No. 5 filed by Steven A. Cohen and CPV Partners on June 19, 2019, and Amendment No. 6 filed by Steven A. Cohen and CPV Partners on April 2, 2021 (the initial statement on Schedule 13D, as amended, the “Statement” or the “Schedule 13D”).  This Amendment No. 7 is being filed by Steven A. Cohen and CPV Partners (collectively, the “Reporting Persons”), as further described herein, in respect of the common stock, par value $0.004 per share (the “Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:
On October 28, 2021, certain investors in Wengen Alberta, Limited Partnership (“Wengen”) other than the Reporting Persons elected to have their interests in Wengen redeemed in exchange for delivery by Wengen to such investors of the number of shares of Issuer common stock corresponding to the Wengen interests so redeemed (the “Redemption”).  Following the Redemption and cancellation of Wengen interests held by certain investors in Wengen affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), KKR and its affiliated entities no longer hold limited partnership interests in Wengen and KKR’s representative on the board of directors of Wengen Investments Limited, the general partner of Wengen (“Wengen GP”) is expected to resign.
Because the Class B common stock, par value $0.004 per share (the “Class B Common Stock”) outstanding after giving effect to the Redemption represented less than 15% of the total outstanding Class A common stock, par value $0.004 per share (“Class A Common Stock”) and Class B Common Stock, pursuant to the Issuer’s certificate of incorporation each share of Class A Common Stock and each share of Class B Common Stock automatically converted into one share of the Issuer’s common stock (the “Common Stock”), effective October 29, 2021. Following the conversion, the Issuer has only one class of Common Stock outstanding, and the Issuer no longer qualifies for the “controlled company” exemption under the Nasdaq rules.

In connection with the Redemption, Wengen, Wengen Investments Limited, the general partner of Wengen (“Wengen GP”), and the Issuer on October 28, 2021 entered into an Amendment No. 1 (the “Amendment No. 1”) to the Amended and Restated Securityholders Agreement dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), as further described in Item 6 below, which amendment was approved by the Wengen Investors in accordance with the Wengen Securityholders Agreement.  As a result of the rights and obligations contained in the Amendment No. 1, the Reporting Persons may be deemed a “group” with certain of the other parties thereto who are subject to the voting obligations contained therein, as further described in Item 6.  Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Common Stock on separate Schedule 13D filings.

Item 5.   Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
The information set forth in the cover pages of this Amendment No. 7, and in Item 4 hereto, are hereby incorporated by reference into this Item 5.
a) and b) CPV Partners may be deemed to beneficially own an aggregate of 24,070,640 shares of Class A Common Stock, which represents, in the aggregate, approximately 13.3% of the outstanding shares of the Issuer’s Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of (i) CPV Partners’ indirect beneficial ownership of 20,855,584 shares of Common Stock owned by Wengen, (ii) 15,864 shares of Class A Common Stock owned by an entity controlled by CPV Partners and of which it may be deemed to share beneficial ownership, and (iii) 3,199,192 shares of Class A Common Stock held by an entity controlled by CPV Partners, and of which it may be deemed to share beneficial ownership.  Based on his control of CPV Partners, Steven A. Cohen may be deemed to share beneficial ownership over the shares of Class A Common Stock of which CPV Partners may share beneficial ownership.
The aggregate beneficial ownership percentages reported in this Statement were calculated pursuant to Rule 13d-3 and are based on 181,336,728 shares of Common Stock outstanding as of September 30, 2021, as reflected in the Form 10-Q filed by the Issuer on November 4, 2021, which indicates that, as of September 30, 2021, a total of 114,983,272 shares of Class A Common Stock and 66,353,456 shares of Class B Common Stock were then outstanding.
The aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Common Stock which may be received by holders of Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.
The Reporting Persons may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in this Statement.
The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.
c) Except as set forth in this Statement, none of the Reporting Persons has engaged in any transaction in any shares of the Issuer’s Common Stock, Class A Common Stock, or Class B Common Stock, during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Board Designation Rights

On October 28, 2021, the Issuer entered into Amendment No. 1 to the Wengen Securityholders Agreement.
Amendment No. 1 provides, among other matters, that for so long as either Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”) or CPV Partners (together with its affiliates, “CPV”) holds at least 8,035,713 shares of Issuer Common Stock, KKR and CPV collectively (or one of them if the other has lost its director designation right under the Wengen Securityholders Agreement) will have the right to nominate one additional director (the “Third Director”) who will initially be Ian K. Snow, and who may be removed or replaced at any time without cause by KKR and CPV (or one of them if the other has lost its existing director designation right under the Wengen Securityholders Agreement).
In the event that KKR and CPV each ceases to be the beneficial owner of at least 8,035,713 shares of Issuer Common Stock, then the Third Director must offer his resignation as a director to the Company’s Board of Directors, and KKR and CPV thereafter will no longer be entitled to designate a Third Director.  In addition, irrespective of their actual holdings, the right to designate a Third Director, as well as the existing Issuer director designation rights of KKR, CPV and Sterling Capital Partners II, L.P., Sterling Capital Partners III, L.P., SP L Affiliate, LLC, Douglas L. Becker, Steven M. Taslitz and their respective affiliates under the Wengen Securityholders Agreement, will expire on December 31, 2024.
In addition, the Amendment specifies that the Wengen GP must cause all of the Issuer’s shares held by Wengen to be voted, and that all current and former Wengen investors who have an employee or representative serving on the Wengen GP’s or the Issuer’s Board of Directors must vote their shares of the Issuer, in favor of the director nominees designated by KKR and CPV under the Wengen Securityholders Agreement.
Also, in the Amendment No. 1, Wengen and the Wengen Investors agree that, as between them and the Issuer, Wengen and such investors will be responsible for the payment of any taxes and any related fees, costs and expenses attributable to a direct or indirect transfer of Issuer Common Stock and that Wengen and the Wengen investors will, at the time of any such transfer, pay to, or as directed by, the Issuer or Wengen (and the Issuer and Wengen have the right to withhold from any amounts distributable to Wengen or the Wengen investors) the amount of any taxes payable in Peru with respect to such transfer and any related costs, fees and expenses incurred by the Issuer, any of the Issuer’s subsidiaries or Wengen. Wengen will pay any amounts it so receives from the Wengen investors to the Issuer, and the Issuer will use any amounts it so receives from Wengen and the Wengen investors (and any amounts so withheld) to pay any taxes payable in Peru and its related costs, fees and expenses.
Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit 99.2	Amendment No. 1 to the Amended and Restated Securityholders Agreement dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto, dated as of October 28, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

CPV PARTNERS, LLC

By:  /s/ Andrew B. Cohen
Name:  Andrew B. Cohen
Title:    Authorized Person

STEVEN A. COHEN

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:   Authorized Person